Mail Stop 3561

October 1, 2009

Geoff A. Jones
Vice President and Chief Financial Officer
Trico Marine Services, Inc.
10001 Woodloch Forest Drive, Suite 610
The Woodlands, Texas 77380

           Re: Trico Marine Services, Inc.
           File No. 001-33402
           Form 10-K: For the Fiscal Year Ended December 31, 2008
           Form 10-Q: For the quarter ended March 31, 2009
           Form 8-K : Filed on July 30, 2009

Dear Mr. Jones:

        We have reviewed the above referenced filings and have the following comments. Unless otherwise indicated, we believe you should revise future filings in response to these comments. If you disagree, we will consider your explanation as to why a revision is unnecessary. Please be as detailed as necessary in your explanation. We have also asked you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

        The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects and welcome any questions. Feel free to call us at the telephone numbers listed at the end of this letter.

        Please file your response to our comment via EDGAR, under the label "corresp," within ten business days from the date of this letter.

Form 10-K: For the fiscal year ended December 31, 2008

Item 6. Selected Financial Data, page 31

1. We note that you disclose the non-GAAP performance measure "Adjusted EBITDA" in your Form 10-K. However, we are unclear as to why "Adjusted EBITDA" provides useful information to investors. You state that "Adjusted EBITDA" is useful to gain an understanding of the factors and trends affecting your ability to service debt, pay taxes, and fund various capital expenditures, but these are not substantive reasons specific to you as to why this non-GAAP measure is useful to investors. You should explain in sufficient detail and clarity the substantive reasons specific to you why this measure is useful to investors. Please also explain why it is useful for investors to disregard each of the eliminated items, and why "Adjusted EBITDA" is a useful measure of assessing your cash flow

generating capacity given that it is computed on an accrual basis rather than on a cash basis, as opposed to cash flows from operations which is computed on a cash basis. Please provide us with a copy of your intended revised disclosure. Alternatively, please discontinue presenting "Adjusted EBITDA."

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 39

2. In future filings, please quantify, discuss, and analyze the changes in operating expenses for each segment on a stand-alone basis in addition to your current disclosure which is made in the context of operating income. In your revised disclosure, please address the significant components of direct operating expenses, to the extent material.

Item 8. Financial Statements and Supplementary Data

Note 3. Summary of Significant Accounting Policies.

Accounts Receivable, page 71

3. We note that you record reinsurance recoverable amounts when the claim has been communicated to and accepted by the carrier and you expect to receive amounts owed. Please tell us and revise your disclosure to clarify what "accepted by the carrier" means. In addition, please clarify the statement regarding when you expect to receive amounts owed (e.g., when we believe it is probable amounts will be received).

Goodwill and Intangible Assets, Page 71

4. Please supplementally provide us with a roll-forward of goodwill for 2007 and 2008 as required by paragraph 45(c) of SFAS No. 142.

Note 5. Long Term Debt , page 79

5. Given the number of debt obligations you have, we believe it would be useful to readers if you disclosed the current maturities, long term maturities, and total balance of each of your outstanding debt obligations at each balance sheet date. Please provide us with a copy of your intended revised disclosure.

6. We note that some of your debt agreements list a material adverse change as an event of default and contain acceleration provisions. Based on your disclosure, these appear to be subjective acceleration clauses. It also appears that some of these debt obligations may be classified as long term debt in the consolidated balance sheet as of December 31, 2008. Please tell us and disclose which debt obligations have subjective acceleration clauses and quantify for us the amount of these obligations that have been classified as long term debt in the consolidated balance sheet as of December 31, 2008.

7. In addition, we note the following factors with regards to your debt covenants:

- As of December 31, 2008, you obtained waivers and or retroactive amendments for your debt covenants in order to remain in compliance with the minimum net worth requirement contained in several of your debt agreements;

- As of March 31, 2009, you obtained a waiver for your debt covenants in order to remain in compliance with the leverage ratio requirement contained in several of your debt agreements;

- As of June 30, 2009, you state that your forecasted cash and available credit capacity are not expected to be sufficient to meet your commitments as they come due over the next twelve months and that you will not be able to remain in compliance with your debt covenants unless you are able to successfully refinance certain debt, extend existing amortization requirements, sell assets, access cash in certain of your subsidiaries, obtain waivers or amendments from your lenders, and effectively manage your working capital; and

- In August 2009, you received an amendment to the $50 million U.S. Revolving Credit Facility whereby the maximum consolidated leverage ratio, net debt to EBITDA, was increased from 4.5:1 to 5.0:1 for the fiscal quarter ending September 30, 2009.

Based on the above, please tell us, for debt classified as long term how you determined the likelihood of acceleration was remote and classification as long-term was appropriate. Refer to the guidance in FTB 79-3, ETIF Topic D- 23, and SFAS 6. In addition, please tell us what consideration you gave to the guidance in SFAS 78 and ETIF 86-30 regarding the classification of your debt.

8. Given that several of your debt agreements contain cross default and cross acceleration provisions, please tell us what the impact of potentially reclassifying debt from long term to current would have on your compliance with all other debt covenants contained in your debt agreements.

9. We note that your 6.5% and 3.0% Senior Convertible Debentures contain several unique terms and conditions. Please tell us why the terms and conditions of your debentures are structured as they are (i.e., what is the purpose and intended goal to be achieved by each of the various different terms of the debentures). Please specifically address the following:

- The different payment options;
- The different criteria that must be met for the investor to convert, redeem, or require repurchase;
- The different conditions under which the Company can repurchase or redeem the debentures; and
- Why the 6.5% debentures contain an interest make whole provision.

10. We note that you have accounted for the conversion feature associated with the 6.5% senior convertible debentures as an embedded derivative under SFAS 133. We also note

that the conversion feature associated with the 3.0% senior convertible debentures has not been accounted for as a derivative instrument. We believe that it may be more helpful to readers to describe the substance of why the various accounting treatments were applied rather than to solely refer readers to the relevant text within GAAP. Please provide us with a copy of your intended revised disclosure.

11. We note that you recorded a $9.0 million gain on conversion of $22 million principle amount of the 6.5 % debentures. Please tell us how you calculated the gain on conversion.

Note13. Earnings Per Share, page 94

12. We note that you have excluded the potential dilutive effect of the principle amount of the 6.5% debentures from the diluted EPS calculation. Despite your current intention to settle the amounts when converted in cash, your past history appears to indicate that you settle these amounts upon conversion with cash only for the make whole interest provision and the remainder by issuing common stock. As such, please tell us you basis for excluding the potential dilutive effect of the principle amount of the 6.5% debentures from the diluted EPS calculation. Additionally, please specifically address your ability to settle in cash. Please refer to the guidance in paragraphs 26 through 29 of SFAS 128.

Note 18. Segment and Geographic Information, page 104

13. We note that two of your customers Grupo Diavaz and StatoilHydro represented more than 10% of consolidated revenues for the year ended December 31, 2008. Please tell us and quantify in future filings the total amount of revenue from each of these customers. Additionally please tell us and disclose in future filings which segment records these revenues. Please reference paragraph 39 of SFAS 131 for further guidance.

Signatures, page 109

14. Your signature page of your Form 10-K and your Form 10-K/A must also include the signature of your controller or principal accounting officer. If someone is signing in more than one capacity, indicate each capacity in which he or she has signed. Refer to General Instruction D.2. to Form 10-K.

Form 10-Q For the Quarter Ended March 31, 2009

Note 10. Taxes, page19

15. We note that as result of changes in tax laws that no longer have time constraints on when you can make qualified environmental expenditures in satisfaction of your liability, that you have recognized a one time tax benefit of $18.6 million related to this change. Please tell us your basis for recognizing this benefit. Please cite any guidance that you relied upon.

Form 8-K Filed on July 30, 2009

Item 2:02 Results of Operations and Financial Condition.

16. We note that you disclose the non-GAAP performance measure "Adjusted Net Income" in your Form 8-K. However, we are unclear as to why "Adjusted Net Income" provides useful information to investors. You state that "Adjusted Net Income" is useful for enhancing the users overall understanding of the Company's current financial performance, but this is not a substantive reason specific to you as to why this non-GAAP measure is useful to investors. Please discontinue presenting "Adjusted Net Income."

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We urge all persons who are responsible for the accuracy and adequacy of the disclosure in your filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in its filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Aamira Chaudhry at 202-551-3389 with any questions. You may also call me at 202-551-3380.

Sincerely,

Lyn Shenk
Branch Chief